U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

May 20, 2014

VIA EDGAR TRANSMISSION

Ms. Monique Botkin
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:           TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Welton Global Trend Fund (S000045349)

Dear Ms. Botkin:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 31, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 428 to its registration statement, filed on behalf of its series, Welton Global Trend Fund (the “Fund”).  PEA No. 428 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 14, 2014 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. 436 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

1.	Staff Comment: Please confirm whether the estimated expenses related to short sales (i.e., dividends and interest expense) have been included in the Fees and Expenses of the Fund table.

Response:  The Trust responds by confirming all estimated expenses related to short sales have been reflected in the Fees and Expenses of the Fund table.

2.
Staff Comment:  With respect to the operating expenses limitation agreement referenced in the footnotes to the Fees and Expenses of the Fund table, please confirm the agreement will be in effect for no less than one year from the effective date of the Fund.

Response:  The Trust responds by confirming the operating expenses limitation agreement will be in effect for a period no less than one year from the effective date of the Fund.

3.	Staff Comment: Please consider revising the estimated Total Annual Fund Operating Expenses of 1.45%, as acquired fund fees and expenses (“AFFE”) are not includable in the Fund’s operating expense cap.

Response:  The Trust responds by stating supplementally that the Fund does not expect to have AFFE in the Fund’s first year of operations.

4.
Staff Comment:  Please confirm that registration of Welton Fund Advisors LLC’s (“Welton’s”) with the National Futures Association (“NFA”) as a commodity pool operator (“CPO”) and a commodity trading advisor (“CTA”) is pending.

Response:  The Trust responds by confirming Welton’s registration as a CPO and CTA was effective on March 25, 2014.

5.
Staff Comment:  Please clarify what is included in “leverage expenses” as referenced in footnote 2 to the Fees and Expenses of the Fund table by adding relevant disclosure to the discussion of Fund Expenses in the “Management of the Fund” section of the Prospectus.

Response:  The Trust responds by adding the following disclosure to the “Management of the Fund” section of the Prospectus:

“Leverage expenses include any expenses incurred in connection with borrowings made by the Fund.”

6.	Staff Comment: As a global comment, please clarify the Fund’s use of the term “derivative securities” and consider replacing the term with “derivative instruments.”

Response:  The Trust responds by making the requested revisions, replacing the term “derivative securities” with “derivatives” or “derivative instruments” throughout the Prospectus and SAI.

7.
Staff Comment: Please consider whether disclosure regarding the Fund’s investments in derivative instruments included in the discussion of principal investment strategies and principal risks conforms to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust believes that disclosure included in the Prospectus appropriately conveys to shareholders the Fund’s principal investment strategies with respect to the use of derivatives as well as the risks related to these investments.  Therefore, the Trust does not believe it is necessary to make any revisions associated with this comment.

8.
Staff Comment: With respect to the Fund’s use of derivative instruments as a principal investment strategy, please add disclosure related to listed versus unlisted derivatives, including the heightened risks of those derivatives not traded on an exchange.

Response:  The Trust responds by adding the following disclosure to the discussion of the Fund’s principal risk in the Summary Section:

“The Fund may invest in listed and unlisted derivative instruments.  Derivatives that are not traded in active markets may not provide the same level of liquidity as derivatives traded on an exchange, may be difficult for valuation purposes and the counterparty may default.”

Corresponding disclosure has been added to the “Derivatives Risk” in the Principal Risks of Investing in the Fund” section.

9.
Staff Comment:  With respect to the Fund’s use of swap agreements as a principal investment strategy, if the Fund will sell credit default swaps please confirm the Fund will “cover” the full notional value of the swaps.

Response:  The Trust responds by confirming that the Fund will “cover” the full notional value of the credit default swaps.

10.	Staff Comment: Please clarify whether the Fund will invest in commodity pools, and, if so, please describe how fees and expenses will be incorporated in the Fees and Expenses of the Fund table.

Response:  The Trust responds by confirming supplementally that the Fund does not intend to invest in commodity pools except by investing in a controlled foreign corporation formed under the laws of the Cayman Islands, which is also a wholly owned subsidiary of the Fund.  All fees and expenses incurred at the subsidiary level are currently reflected in the Fees and Expenses of the Fund table.

11.	Staff Comment: On page 2 of the Prospectus, please clarify what the Fund means when it refers to the “four global asset classes.”

 Response:  The Trust responds by revising the applicable disclosure as follows, adding a parenthetical clarifying what the Fund considers to be the four global asset classes:

“Although the size and direction (long or short) of the Fund’s positions in a particular asset class or investment sector of an asset class may shift over time in response to market conditions and trends, the Fund generally intends to maintain exposure to each of the four global asset classes (commodities, currencies, equity indices and fixed income securities).”

Prospectus – General Comments Related to the Wholly-Owned Subsidiary

12.	Staff Comment: Please confirm the following with respect to the Subsidiary:

(a)	that the Subsidiary will comply with the requirements of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”) regarding capital structure and leverage;
(b)	that the Subsidiary will enter into an advisory contract pursuant to the requirements of 15(a) of the 1940 Act;
(c)	that the investment advisory agreement between Welton and the Subsidiary is a material contract that will be included as an exhibit to the registration statement;
(d)	that the Subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (please also identify the custodian of the Subsidiary);
(e)
whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income (such as an opinion of counsel);

(f)
whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund (the principal investment strategies and principal risk disclosures of a Fund should reflect aggregate operations of the Fund and the Subsidiary);

(g)	that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements and disclosed in the Fund’s annual and semi-annual reports filed with SEC;
(h)	whether all expenses related to the use of the Subsidiary have been included in the Fees and Expenses of the Fund table;
(i)	that the Subsidiary will consent to service of process on the Subsidiary and examinations of Subsidiary’s books and records; and
(j)	that the Subsidiary’s board of directors will execute the Fund’s post-effective amendments.

Response: The Trust responds by stating supplementally that:

(a)	The Fund and the Subsidiary will apply, on a consolidated basis, the provisions of Section 18 of the 1940 Act relating to capital structure and leverage.
(b)
While the Subsidiary is not required to be registered as an investment company and, therefore, is not required to enter into a management agreement that complies with Section 15(a) of the 1940 Act, the Subsidiary intends to enter into a management agreement that substantially complies with the requirements of Section 15(a).  The Subsidiary intends to enter into a management agreement with Welton that: (1) is in writing; (2) will initially be approved by the Fund as the sole shareholder of the Subsidiary; (3) describes the compensation to be paid (i.e., Welton will not be compensated by the Subsidiary); (4) will continue in effect for a period more than two years from the date of its execution only so long as the board or a majority of the outstanding voting securities approves its continuance annually; and (5) provides that it may be terminated on 60 days’ notice.

(c)
As the Fund is not a party to the investment advisory agreement between Welton and the Subsidiary, the Trust is not required to include the agreement as an exhibit to the registration statement.  The Trust further notes that the assets of the Subsidiary are subject to the terms of the investment advisory agreement between Welton and Trust, on behalf of the Fund.

(d)	The Subsidiary will comply with the provisions of the 1940 Act relating to affiliated transactions and custody. The Subsidiary will have the same custodian as the Fund.
(e)
Income generated through the use of the Subsidiary is expected to be “good income” under section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), as either a dividend or other income derived with respect to the Fund’s business of investing in stock, securities or currencies.  It is noted that the Internal Revenue Service has issued several private letter rulings to other funds holding that income from a wholly owned subsidiary that invests in commodities, similar to the Subsidiary, is good income under section 851(b)(2) of the Code.  The Trust and Welton are considering whether to obtain an opinion of counsel related to the use of the Subsidiary.

(f)
The Subsidiary has the same investment objective and generally employs the same investment strategy as the Fund with respect to the commodity portion of the Fund’s Trend Strategy, except that the Subsidiary may invest without limitation in commodity-linked derivatives and other securities that provide leveraged and non-leveraged exposure to commodities markets.

(g)	The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements and reported in the Fund’s annual and semi-annual reports to shareholders filed with the SEC.
(h)	All expenses related to the use of the Subsidiary have been reflected in the Fees and Expenses of the Fund table.
(i)	The Subsidiary will consent to service of process on the Subsidiary and examinations of Subsidiary’s books and records.
(j)	The Fund will in the future seek to have the directors of the Subsidiary sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

13.
Staff Comment:  Please consider revising in Plain English the Fund’s discussion of Subchapter M with respect to the Fund’s investments in the Subsidiary.  Additional detail about Subchapter M may be provided outside of the Summary Section of the Prospectus.

Response:  The Trust responds by revising the disclosure concerning Subchapter M with respect to the Fund’s investment in the Subsidiary in the Summary Section of the Prospectus to read as follows:

“The Fund will primarily gain exposure to commodities markets through an investment in a wholly-owned and controlled subsidiary of the Fund organized under the laws of the Cayman Islands (the “Trend Subsidiary”).  To maintain compliance with certain asset diversification requirements, the Fund may only invest up to 25% of its total assets in the Trend Subsidiary.  The Trend Subsidiary has the same investment objective as the Fund, with respect to the commodity portion of the Fund’s Trend Strategy, and, to the extent applicable, the Trend Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund.  The Adviser will also serve as the investment adviser to the Trend Subsidiary.”

The Trust further responds by respectfully stating that the Trust believes the current disclosure outside of the Summary Section regarding Subchapter M adequately details the asset diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as they apply to investments in the Subsidiary.

Prospectus – Summary Section – Principal Investment Strategies

14.
Staff Comment:  With respect to the Fund’s Fixed Income Strategy, please revise the Fund’s principal investment strategy disclosures to clarify the quality and maturity of the instruments in which the Fund will invest.

Response:  The Trust responds by revising the Fund’s principal investment strategy to include the following disclosure:

“The Adviser delegates management of the Fixed Income Strategy to a sub-adviser, Wellington Management Company LLP (the “Sub-Adviser”).  The Fixed Income Strategy seeks to provide long-term total returns by investing in a broad range of high-quality U.S. fixed income securities.  The Fixed Income Strategy’s investment universe includes, but is not limited to, U.S. government and agency securities, mortgage and structured finance securities, and investment-grade U.S. dollar-denominated corporate and sovereign securities along with certain derivative instruments used primarily for risk management purposes.  The average duration of the portfolio is expected to range between two and seven years.  The Fixed Income Strategy portfolio does not invest in securities rated below investment grade or in securities denominated in currencies other than U.S. dollars.”

15.
Staff Comment:  Please consider revising the disclosure relating the Fund’s Trend Strategy to add, if true, that investments in the Fund’s Trend Strategy involve the use of leverage, and that such use of leverage may create exposure greater than the 25% of the Fund’s net assets invested in the Trend Strategy.

Response:  The Trust responds by revising the Fund’s principal investment strategy to include the following disclosure:

“The Adviser anticipates that the Fund will allocate not more than 25% of its assets to the Trend Strategy and at least 75% of its assets to the Fixed Income Strategy.  However, since the Trend Strategy involves the use of leverage, investments in the Trend Strategy may create exposure greater than the 25% of the Fund’s net assets allocated to the Trend Strategy.”

16.
Staff Comment:  For purposes of the Fund’s policy of investing at least 40% of the Fund’s asset classes in foreign asset classes, as suggested by the use of the term “Global” in the Fund’s name, the staff notes the percentage of net assets must be calculated using mark-to-market value rather than notional value.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment.  The Investment Company Institute Memorandum 26215 regarding "SEC Staff Comments on Fund Names (35d-1)" (June 4, 2012, available at http://www.ici.org/my_ici/memorandum/memo26215), in relevant part, states that:

“The staff believes that one effective way to satisfy [the mandate for diversification among investments in a number of different countries throughout the world] is to state that the fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the US or, if conditions are not favorable, invest at least 30 percent of its assets outside the US.  They do not believe, however, that this approach is compulsory.  Reviewers have been instructed to request that funds ‘expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.’  Statements to the effect that the fund will invest ‘primarily’ or ‘majority of its assets’ in non-U.S. securities are also acceptable.”

In light of the foregoing, the Trust respectfully asserts that the Fund’s stated investment policy to “invest in, or have exposure through investments in, derivative instruments or securities of issuers from at least three different countries (including the United States), with at least 40% of the Fund’s asset classes consisting of foreign asset classes” effectively connotes an appropriate level of investment outside the United States, as suggested by the use of the term “Global” in the Fund’s name.  The Trust further states it believes that, in light of the Fund’s use of leverage in the Trend Strategy, the most appropriate method of calculating exposure to foreign asset classes is the notional value and not the mark-to-market value of such derivative instruments.  The Trust notes that the Fund’s approach to calculate the 40% investment in foreign asset classes based on the notional exposure of the Fund’s assets is consistent with the approach taken by similarly situated mutual funds who maintain policies to invest in a manner consistent with the use of the term “Global” in their fund name (see, e.g. SunAmerica Global Trends Fund, a series of SunAmerica Specialty Series).

Prospectus – Summary Section – Principal Risks

17.	Staff Comment: Please confirm whether the Adviser has previously managed a mutual fund, and if not, consider adding risk disclosure related to the Adviser’s inexperience.

Response:  The Trust responds by stating that the Adviser has not previously managed a mutual fund.  Accordingly, the Trust has revised the Fund’s risk disclosure in both the Summary Section and Item 9 of the Prospectus to include the following as a principal risk of the Fund:

•	New Adviser Risk. The Adviser is a newly registered investment adviser and has not previously managed a mutual fund.

18.
Staff Comment:  Please consider expanding the Fund’s disclosure regarding the risks of investments in futures and forward contracts.  In particular, please consider adding risks identified in Welton’s Form ADV, such as liquidity risk and the high degree of substantial changes in price.

Response:  The Trust responds by revising the risk disclosure regarding investments in futures and forward contracts to read as follows:

•
Futures and Forwards Risk.  Futures and forward contracts may be more volatile and less liquid than investments directly in the underlying assets, involve additional costs and may involve a small initial investment relative to the risk assumed.

19.	Staff Comment: Please consider expanding risk disclosure related to investments in fixed income securities to include default risk and depreciation risk.

Response:  The Trust responds by revising its fixed income risk disclosure as follows:

•
Fixed Income Securities Risks.  Interest rates may go up resulting in a decrease in the value of the fixed income securities held by the Fund.  Fixed income securities are also subject to price depreciation risk, default risk and credit risk, or the risk that an issuer will not make timely payments of principal and interest.

20.
Staff Comment:  The staff notes the Fund may invest in foreign securities, including emerging market securities.  However, the Fund’s “Foreign Investment Risk” disclosure does not include risks associated with emerging markets.  Please revise the Fund’s disclosure to include the appropriate emerging markets risk, by either expanding “Foreign Investment Risk” or adding a separate “Emerging Markets Risk” paragraph.

Response:  The Trust responds by adding the following risk disclosure:

•
Emerging Markets Risk. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries.  Emerging markets are more likely to experience significant changes in currency valuations, which may adversely affect returns.  Emerging markets may also have lower trading volumes and less liquidity than foreign developed countries.

Prospectus – Shareholder Information – How to Purchase Shares

21.
Staff Comment:  With respect to the Fund’s investment minimums, please clarify what is meant by a “regular” account.  Additionally, please state whether the Fund will impose any suitability requirements, and, if so, please describe any such requirements in the Prospectus.

Response:  The Trust responds by stating supplementally that “regular accounts” are those accounts that are not institutional accounts or IRA accounts and by replacing the term “Regular” with “Non-IRA.”  The Trust further responds by stating supplementally that the Fund will not impose any suitability requirements on potential investors in the Fund, and, accordingly, respectfully declines to add any additional disclosure.

Prospectus – Principal Risks of Investing in the Fund

22.
Staff Comment:  Please confirm whether the Adviser has previously managed a mutual fund, and if not, consider adding risk disclosure related to the Adviser’s inexperience to Item 9 of the Fund’s Prospectus.

Response:  Please see the Trust’s response to the staff’s comment numbered 17 above.

23.
Staff Comment:  With respect to the Fund’s use of swap agreements as a principal investment strategy, if the Fund will use total return swaps, please confirm that the Fund will maintain compliance with the guidance regarding segregation of assets in Investment Company Release No. IC-10666.  Please also acknowledge the Trust is aware that future guidance on segregation of Fund assets with respect to total return swaps may impact the Fund.

Response:  The Trust responds by confirming supplementally that, to the extent the Fund uses total return swaps, the Fund will maintain compliance with the guidance regarding segregation of assets in Investment Company Release No. IC-10666.

The Trust further acknowledges the staff’s comment that future guidance on segregation of Fund assets with respect to total return swaps may impact the Fund’s future ability to use these instruments.

24.
Staff Comment: With respect to “Foreign and Emerging Market Securities Risk” on page 11 of the Prospectus, please consider adding a discussion of liquidity risk and custody risk relating to foreign governments.

Response:  The Trust responds by revising “Foreign and Emerging Market Securities Risk” to read as follows:

“Foreign and Emerging Market Securities Risk.  Foreign securities, including derivative instruments, may be subject to more risks than U.S. domestic investments.  These additional risks may potentially include lower liquidity, greater price volatility and risks related to adverse political, regulatory, market or economic developments.  Investments in foreign securities involve exposure to fluctuations in foreign currency exchange rates.  Such fluctuations may reduce the value of the investment.  Foreign investments are also subject to risks including potentially higher withholding and other taxes, trade settlement, custodial, and other operational risks and less stringent investor protection and disclosure standards in certain foreign markets.  In addition, foreign markets can and often do perform differently from U.S. markets.  Investing in emerging markets also imposes risks different from, or greater than, risks of investing in foreign developed countries.  For example, emerging markets are more likely to experience significant changes in currency valuations, which may adversely affect returns.  Emerging markets may also have lower trading volumes and less liquidity than foreign developed countries.  Assets custodied in emerging markets may also be subject to risks resulting from adverse actions of foreign governments.”

Prospectus – Management of the Fund – the Adviser

25.
Staff Comment:  Please revise the disclosure to include a discussion regarding Welton Investment Corporation’s (“WIC’s”) control of and relationship with the Adviser and the nature of WIC’s business.  Please also include a discussion of the Adviser as a newly registered investment adviser with limited experience.

Response:  The Trust responds by stating supplementally that it believes the disclosure regarding WIC’s relationship with the Adviser and the nature WIC’s business is adequate and informative to shareholders and complies with the requirements of Form N-1A.  The Trust further responds by adding a discussion to the “Management of the Fund” section of the Prospectus that the Adviser is a newly registered investment adviser with limited experience.

Statement of Additional Information

26.
Staff Comment:  Please state whether the Fund will write options as a principal investment strategy. If so, please add appropriate disclosure to Items 4 and 9 of the Fund’s Prospectus.  If not, please clarify that writing options is a non-principal strategy of the Fund.

Response:  The Trust responds by confirming that the Fund does not intend to write options as a principal investment strategy.  The Trust further responds by removing an erroneous reference to writing options from page 4 of the SAI.

27.	Staff Comment: On page 5 of the SAI, please revise the disclosure to clarify that the Adviser will be required to register with the NFA as a CPO.

Response:  The Trust responds by making the requested revision.

28.
Staff Comment:  Please state whether the risks of potential government regulation of derivatives should be considered a principal risk of the Fund, and, if so, please add the appropriate disclosure to the Summary Section and Item 9 of the Fund’s Prospectus.

Response:  The Trust responds by stating supplementally that it does not consider the risks of potential government regulation of derivatives to be a principal risk of the Fund.

29.
Staff Comment:  With respect to the discussion of portfolio manager compensation, please clarify whether the portfolio manager performance-based compensation differs between management of the Fund and the Adviser’s other accounts.  Please also consider revising the disclosure in a manner that is responsive to Item 20(b) of Form N-1A, including a description of the differences between the method used to determine compensation with respect to management of the Fund and the Adviser’s other accounts.  Please also confirm that the Fund’s SAI conforms with the requirements of Item 19 of Form N-1A with respect to performance-based compensation.

Response:  The Trust responds by confirming supplementally that the Portfolio Managers are not directly compensated based on the performance of the Fund or other separately managed accounts.  Instead, as described in the SAI, certain portfolio managers who are also principals of the Adviser, are compensated, in part, based on the profitability of the firm generally and not directly on specific fund or account performance.  Accordingly, the Trust believes the disclosure, as currently drafted, meets the requirements of Item 20(b) of Form N-1A, and respectfully declines to revise the “Portfolio Manager Compensation” section of the SAI.

The Trust further responds by confirming the disclosure in the Fund’s SAI conforms with the requirements of Item 19 of Form N-1A with respect to performance-based compensation.

30.	Staff Comment: Please confirm that all fees paid to the Fund’s various service providers listed in the SAI are incorporated into the Fees and Expenses of the Fund table.

Response:  The Trust responds by confirming that all fees paid to the Fund’s various service providers listed in the SAI are incorporated in the Fees and Expenses of the Fund table.

Part C

31.	Staff Comment: Please confirm the Trust will file by amendment all applicable exhibits to the Trust’s registration statement.

Response:  The Trust responds by confirming that it will file by amendment all applicable exhibits to the Trust’s registration statement.

32.	Staff Comment: Please update Item 29 of Part C to include a discussion of the Subsidiary.

Response:  The Trust responds by making the requested revision.

33.
Staff Comment:  Please update the Fund’s Part C in a manner that is responsive to Item 31 of Form N-1A.  The staff notes it does not consider a reference to the Adviser’s Form ADV to fulfill the requirements of Item 31.

Response:  The Trust responds by updating Item 31 of the Fund’s Part C as follows:

“Item 31.                      Business and Other Connections of Investment Adviser

           Welton Fund Advisors LLC (the “Adviser”) serves as the investment adviser for the Welton Global Trend Fund (the “Fund”).  The principal business address of the Adviser is The Eastwood Building, San Carlos Between 5th and 6th, Carmel, California 93921-6147.  With respect to the Adviser, certain principals of the Adviser are also principals of Welton Investment Corporation, the parent company of the Adviser.  Welton Investment Corporation is located at the same address as the Adviser.  The Form ADV for the Adviser and Welton Investment Corporation may be obtained, free of charge, at the SEC's website at www.adviserinfo.sec.gov.”

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers